TSX:IRC                                                                                 NR 05-06

                                                                                         April 12, 2005

INTERNATIONAL ROYALTY CORPORATION

UPDATES INVESTORS

DENVER, COLORADO - April 12, 2005 - International Royalty Corporation

(TSX: IRC) ("IRC") is pleased to provide this corporate update describing over $30.0 million dollars in exploration expenditures budgeted by various project operators over the next twelve months on four of the properties in which IRC holds royalties.

Douglas J. Hurst, President of IRC, said “Since the completion of our initial public offering on February 22, 2005, our royalty operators have announced one discovery, two large exploration budgets and plans for advanced development with production potential.”

Unless otherwise indicated, all dollar amounts are in Canadian dollars.

Voisey’s Bay Nickel-Copper-Cobalt Project Production Schedule Update

Inco released its 2004 Annual Report on March 18, 2005 and reported that they “expect to begin commissioning of the Phase One open pit mining and concentrator in Labrador in August 2005”, six months ahead of schedule.  The first shipment of concentrate from Voisey’s Bay is  expected to leave Labrador in late 2005.

Inco also reports “Construction is proceeding well on our hydrometallurgical process demonstration plant in Argentia, Newfoundland, which we expect to be ready to receive first concentrates in late 2005.”

Inco reported in an investment community meeting, dated February 15, 2005, exploration results on the Reid Brook deposit, including drill intercepts of 88.9 meters grading 2.7% Ni, 1.1% Cu and 0.019% Co, 51.0 meters grading 2.2% Ni, 1.0% Cu and 0.15% Co and 34.8 meters grading 2.0% Ni, 0.7% Cu and 0.13% Co.  These results have been included in the estimated indicated mineral resources for Voisey’s Bay as of December 31, 2004.    They also commented that the “US$15.0 million Phase One exploration program at Voisey’s Bay will continue this year.”

IRC owns an indirect 2.7% NSR on any future production from the Voisey’s Bay Project.

Stornoway Announces $ 7.25 million Aviat Exploration Program

Stornoway Diamond Corporation (TSX:SWY), BHP Billiton Diamonds Inc. (BHP Billiton) and Hunter Exploration Group recently announced the approval of a $7.25 million exploration program for the Aviat Project on the Melville Peninsula in the Territory of Nunavut. Exploration work will include a large component of drilling and testing a minimum of 25 targets.  Mobilization started in mid-March and drilling should commence by the first week of April.

The operators expect to drill as many as 50 holes by the end of the season in October 2005.  To date six diamondiferous pipes have been found on the project.

IRC owns a 1.0% Gross Over-riding Royalty on any future production from the Aviat Project.

Shear Announces $5.0 million Churchill Diamond Exploration Budget

Shear Minerals Ltd. (SRM:TSXV), Stornoway Diamond Corporation. (SWY:TSX) and BHP Billiton Diamonds Inc. (BHP Billiton) recently announced the approval of a $5.0 million exploration program on the Churchill Project in Nunavut.   The budget is expected to cover the cost of testing approximately 50 kimberlite targets.

Mobilization has started and drilling is planned to commence in early April and continue through to the end of the summer season.

Through the 2003 and 2004 exploration seasons 24 kimberlite pipes were discovered on the Churchill and Churchill West projects, 11 of which were shown to contain diamonds.

IRC owns a 1.0% Gross Over-riding Royalty on any future production from the Churchill and Churchill West properties.

Atna Resources Advances Pinson Gold Project, Nevada

Atna announced on February 22, 2005 a new resource estimate for the Pinson Project located near Winnemuca Nevada. The company has stated that it “is encouraged by the size and grade of the resource and will examine options to fast-track the project into production while continuing to explore extensions of the mineralization and other targets in the area."

At a 0.20 ounces per ton cutoff, the report estimates “measured plus indicated mineral resources totaling 500,000 ounces gold plus an additional 1.3 million ounces gold of inferred mineral resource.”

In a webcast presentation on March 23, 2005 Atna stated that they expect to collar an adit for development of underground workings to conduct exploration and pre-development work this May and with possible production to commence as early as 2006.

IRC owns a 3% NSR on a portion of the Pinson Project.

The preceding information is derived from publicly available information provided by the companies indicated above.  The information contained therein and in this press release has been reviewed by Dr. Neal Rigby, IRC's qualified person for each of the projects.  As a passive royalty holder with respect to the properties which are the subject of the companies' public disclosure, IRC does not have any legal rights to access the properties or review any of the data which was used by any of these companies to substantiate the technical information which has been publicly disclosed.  Consequently neither IRC nor Dr. Rigby has undertaken an independent due diligence investigation to confirm the accuracy of this information.  In some instances, the disclosure of the technical information has been re-worded in this press release by Dr. Rigby so as to better comply with the requirements of National Instrument 43-101.  With respect to any royalties where IRC is provided with a periodic right to audit the royalty calculations by particular operators, it will disclose any information which is  different from what is set out above where such differences are material to IRC.

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. IRC holds  interests in or has contracts for the purchase of over 60 royalties, including an effective 2.7% net smelter return interest in the Voisey's Bay nickel-copper-cobalt project located in Labrador, Canada.  IRC’s portfolio includes royalties on properties ranging from the exploration through production stages across the globe.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. IRC does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

On behalf of the board of “International Royalty Corporation“

Douglas J. Hurst

President and Director

For further information please contact: Douglas B. Silver, Chairman and CEO, International Royalty Corporation, 10 Inverness Drive East, Suite 104, Englewood, Colorado USA 80112, Telephone: (303) 799-9020, Fax: (303) 799-9017 Email:  info@internationalroyalty.com